DIVERSIFIED RESOURCES, LLC
FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
FOR THE YEAR ENDED
DECEMBER 31, 2019

DIVERSIFIED RESOURCES, LLC
FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2019

Contents

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45497

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1,2019 (MM/DD/YY) AND ENDING December 31, 2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DIVERSIFIED RESOURCES , LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
70 JEFFERSON BOULEVARD
(No. and Street)

WARWICK	RI	02888
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
KAREN J. BACON (401) 941-1500
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
SANDLER & COMPANY PC
(Name – *if individual, state last, first, middle name*)

144 Gould Street, SUITE 204	NEEDHAM	MA	02494
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, KAREN J. BACON _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

DIVERSIFIED RESOURCES , LLC _____ , as

of DECEMBER 31, _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE _____

_____

MELISSA L. CAPUANO
NOTARY PUBLIC OF RHODE ISLAND
My Commission Expires 4/23/2022



_____
Signature

PRINCIPAL
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

SANDLER & COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm

To the Member of
Diversified Resources, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Diversified Resources, LLC as of December 31, 2019, and the related statements of operations, changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Diversified Resources, LLC as of December 31, 2019 and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Diversified Resources, LLC's management. Our responsibility is to express an opinion on Diversified Resources, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Diversified Resources, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information contained in the Computation of Net Capital Under Rule 15c3-1 has been subjected to audit procedures performed in conjunction with the audit of Diversified Resources, LLC's financial statements. The supplementary information is the responsibility of Diversified Resources, LLC's management. Our audit procedures included determining whether the supplementary information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplementary information. In forming our opinion on the supplementary information, we evaluated whether the supplementary information, including its form and content, is presented in conformity with 17 C.F.R. 240.17a-5. In our opinion, the Computation of Net Capital Under Rule 15c3-1 is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Diversified Resources, LLC's auditor since 2016.



Needham, Massachusetts

February 26, 2020

DIVERSIFIED RESOURCES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

Assets

Cash	$	48,839
Accounts receivable		329,262
Prepaid expenses		15,029
Furniture and equipment, net of accumulated depreciation of $48,778		4,123
Investment in mutual fund, cost basis $30,899		30,505
Total assets	**$**	**427,758**

Liabilities and Member's Equity

Liabilities

Accounts and accrued expenses payable	$	61,941
Member's equity		**365,817**
Total liabilities and member's equity	**$**	**427,758**

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED
DECEMBER 31, 2019

Revenue	
Investment advisor fees	$ 1,185,059
Mutual fund commissions	152,653
Insurance and annuity commissions	43,170
Other fees	3,585
Dividends	1,148
Change in unrealized gains and losses	952
Total revenue	**1,386,567**
Expenses	
Compensation	332,904
Legal and Professional fees	77,739
Technology and communication	60,920
Occupancy	34,245
Office	17,993
Travel, meals and entertainment	17,606
Insurance	11,628
Regulatory fees	9,334
Local taxes	5,974
Marketing and advertising	5,279
Depreciation	2,551
Dues and subscriptions	1,374
Other	2,937
Total expenses	**580,484**
Net Income	**$ 806,083**

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF CHANGES IN MEMBER'S EQUITY
FOR THE YEAR ENDED
DECEMBER 31, 2019

Member's equity, December 31, 2018	$	335,734
Distributions to member		(776,000)
Net Income		806,083
Member's equity, December 31, 2019	**$**	**365,817**

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED
DECEMBER 31, 2019

Cash flows from operating activities:		
Net Income	$	806,083
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		2,551
Dividends automatically reinvested		(1,148)
Change in unrealized gains and losses		(952)
Changes in operating assets and liabilities		
Increase in accounts receivable		(59,544)
Increase in prepaid expenses		(305)
Decrease in accounts and accrued expenses payable		(1,359)
Total adjustments		(60,757)
Net cash provided by operating activities		**745,326**
Cash flows from investing activities		
Purchase of furniture and equipment		(1,107)
Cash flows from financing activities		
Distributions to member		(776,000)
Net decrease in cash		**(31,781)**
Cash, beginning of year		80,620
Cash, end of year	**$**	**48,839**

Non-cash investing activity:
During the year dividend income of $1,148 from the mutual fund investment was automatically reinvested to purchase additional shares of the mutual fund.

See accompanying notes to the financial statements.

DIVERSIFIED RESOURCES, LLC
NOTES TO THE FINANCIAL STATEMENTS
FOR THE YEAR ENDED
DECEMBER 31, 2019

NOTE 1 – ORGANIZATION

Diversified Resources, LLC ("the Company") was organized in 2001 in the State of Rhode Island. The Company is registered with the Securities and Exchange Commission as a Registered Investment Advisor ("RIA") and also as a Broker and Dealer. The Company earns fees as an RIA for asset management services and investment advice and also earns commissions as a broker from the sale of mutual fund shares and annuity and insurance products.

Client funds and investments under management by the Company are held by a third-party custodian, SEI Investments Company or one of its affiliates ("SEI"). SEI offers no-load mutual funds in various asset allocation models. The Company does not hold funds, investments or other customer accounts for its clients.

Karen J. Bacon owns 100% of the Company's outstanding member interests.

The Company is subject to regulation by the Securities Exchange and Commission. The Company is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The Company's financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Accounting basis

The Company uses the accrual basis of accounting for financial statement reporting. Accordingly, revenues are recognized when services are rendered and expenses are recognized when the obligation is incurred.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results may differ from these estimates.

Cash

Cash is a checking account held at a bank.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Property and equipment

Property and equipment are recorded at cost and depreciated using the straight-line method over the estimated useful lives of the related assets.

Investments

All investment securities are classified as "available for sale." Securities classified as "available for sale" are carried in the financial statements at fair value. Realized gains and losses, determined using the first-in, first-out (FIFO) cost method, or for mutual funds, the average cost basis, are included in net income. Changes in unrealized gains and losses are also included in net income.

Fair value measurements

Under generally accepted accounting principles, there is a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are those that market participants would use in pricing the asset or liability based on market data obtained from sources independent of the Company. Unobservable inputs reflect the management's assumptions about the inputs market participants would use in pricing the asset or liability developed based on the best information available in the circumstances. The fair value hierarchy is categorized into three levels based on the inputs as follows:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company has the ability to access at the measurement date.

Level 2. Inputs other than quoted prices included in level 1 that are observable for the assets or liability either directly or indirectly.

Level 3. Inputs are unobservable for the assets or liability.

Revenue recognition

Commissions
The Company earns commissions from sales of several types of investments, including shares of mutual funds and other securities, annuities, and various insurance products. Commissions and related clearing expenses are recorded on the trade date. The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks of ownership have been transferred to the customer.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Company also earns commissions paid by mutual funds over the period of time that the Company's customers continue to hold investments in the mutual funds. The services performed for such commissions are considered to be performed over time as the Company advises its customers to continue holding investments in the mutual funds, and the revenue is therefore recognized at the time of payment.

Investment advisory fees
The Company provides investment advisory services for many of its customers on a continuing basis. The Company believes the performance obligation for providing advisory services is satisfied over time because the customer is receiving and consuming the benefits as they are provided by the Company. Fee arrangements are based on a percentage applied to the customer's assets under management. Fees are received quarterly and recognized as revenue at that time as they relate specifically to the services provided in each quarter.

New revenue recognition guidance
New revenue recognition guidance in ASC Topic 606, Revenue from Contracts with Customers, became effective for the Company in 2018. Management has reviewed the guidance in ASC Topic 606 and has determined that no change in the Company's existing revenue recognition policies was required.

Income taxes

The Company is treated as a disregarded entity for federal and state income tax purposes. Taxable income of the Company is passed through to its sole member and is reported on her individual tax return. Accordingly, no federal or state income tax expense has been recorded in the Company's financial statements.

NOTE 3 – RELATED PARTY TRANSACTIONS

The Company rents its office space from its sole member on a month-to-month basis.

The lease provides that the Company pays condominium fees and real estate taxes in addition to the base rent of $2,000 per month. Rent expense including base rent and condominium fees was $31,350 in 2019. The Company also paid $5,574 of real estate taxes which is included in local taxes on the statement of operations. For the year ended December 31, 2019 a consulting fee in the amount of $40,000 was paid to a relative of the Company's owner, included in legal and professional fees on the statement of operations.

NOTE 4– RETIREMENT PLAN

The Company maintains a defined contribution and profit sharing retirement plan under Section 401(k) of the Internal Revenue Code. This plan covers all employees meeting eligibility requirements based on age and length of service and is funded by employee payroll deferrals and Company contributions. The Company made a safe harbor non-elective contribution of 3% for any eligible employee's annual compensation. In 2019, the safe harbor contribution totaled $13,719. The amount of annual contribution for profit sharing is at the discretion of management. The Company made a profit sharing contribution of $30,000 to the plan in 2019.

NOTE 5 – CONCENTRATION OF CREDIT RISK

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in a bank account, the balance of which, at times, may exceed Federal insured limits. Exposure to credit risk is reduced by placing such deposits in high quality financial institutions. A substantial portion of accounts receivable are investment advisory fees due from SEI, the custodian of investment accounts belonging to the Company's clients. Such fees are charged to the client accounts at the end of each quarter, and are typically remitted by SEI to the Company within several days.

NOTE 6 – FAIR VALUE MEASUREMENTS

The Company's investment in a mutual fund is carried at fair value, using the published net asset value per share of the fund as of December 31, 2019. The net asset value per share is the price at which the fund offers and redeems its shares. Fair value measurements as of December 31, 2019 are summarized as follows:

	Level 1	Level 2	Level 3	Total
Investment in Mutual Fund	$ 30,505			$ 30,505

NOTE 7 – NET CAPITAL REQUIREMENT

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires maintaining a minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Company is required to maintain minimum net capital of $5,000. At December 31, 2019 the Company had net capital of $15,763 and $10,763 of excess net capital. At December 31, 2019 the Company's aggregate indebtedness to net capital ratio was 3.93 to 1.

NOTE 8 – SUBSEQUENT EVENTS

Management has evaluated subsequent events occurring through February 26, 2020, the date the financial statements were available to be issued, and believes there are no subsequent events requiring adjustment to or disclosure in the financial statements.

DIVERSIFIED RESOURCES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2019

Net capital

Total member's capital	$	365,817
Liabilities subordinated to claims of general creditors allowable in computation of net capital		--
Non-allowable assets		(347,309)

Net capital before haircuts and undue concentration on securities positions		**18,508**
Haircuts and undue concentration on securities positions		(2,745)

Net Capital	$	**15,763**

Aggregate indebtedness

Items included in the statement of financial condition:

Accrued expenses and other liabilities	$	61,941
	$	**61,941**

Ratio: aggregate indebtedness to net capital	3.93 to 1

Computation of basic net capital requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$	4,129
Minimum dollar net capital required	$	5,000
Net capital required (greater of 6 2/3 % of total aggregate indebtedness and minimum dollar net capital required)	$	5,000

Net capital in excess of requirement	$	10,763

Net capital less greater of 10% of aggregate indebtedness or 120% of minimum dollar net capital	$	9,569

Reconciliation of December 31, 2019 audited computation of net capital and Company's unaudited December 31, 2019 Part IIA of Form X-17A-5.

Unaudited December 31, 2019 net capital per December 31, 2019 Part IIA as originally filed	$	**15,763**
Reconciling items		--

Net capital as above	$	**15,763**

See report of independent registered public accounting firm.



SANDLER &
COMPANY, P.C.

Sandler & Company, P.C.
Certified Public Accountants and Advisors
144 Gould Street, Suite 204, Needham, MA 02494

Tel. (781) 455-1480
Fax. (781) 455-6239
www.sandlercpa.com

Report of Independent Registered Public Accounting Firm on Exemption Report

To the Member of
Diversified Resources, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Diversified Resources, LLC identified the following provisions of 17 C.F.R. Section 15c3-3(k) under which Diversified Resources, LLC claimed an exemption from 17 C.F.R. Section 240.15c3-3: (k)(1) (the "exemption provision") and (2) Diversified Resources, LLC stated that Diversified Resources, LLC met the identified exemption provision throughout the most recent fiscal year without exception. Diversified Resources, LLC's management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Diversified Resources, LLC's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sandler & Company, P.C.

Needham, Massachusetts
February 26, 2020

-14-

Massachusetts | Cayman Islands | New York



DIVERSIFIED RESOURCES, LLC
EXEMPTION REPORT PURSUANT TO SEC RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION
FOR THE YEAR ENDED
DECEMBER 31, 2019

Diversified Resources, LLC is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

Diversified Resources, LLC operates pursuant to paragraph 15c3-3(k)(1) of SEC Rule 15c3-3 under which the Company claims an exemption from SEC Rule 15c3-3.

The Company has met the identified exemption provision throughout the most recent year without exception.

I, Karen J. Bacon, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

Karen J. Bacon, President